FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated November 03, 2014 – TSMC Honors ARM with Partner Award for Fifth Consecutive Year

2.	Press release dated November 06, 2014 – Director/PDMR Shareholding

3.	Press release dated November 12, 2014 – Director/PDMR Shareholding

4.	Press release dated November 17, 2014 – PDMRs’ shareholdings

5.	Press release dated November 17, 2014 – ARM HPC Ecosystem Continues to Build Momentum with Introduction of PathScale EKOPath Compiler

6.	Press release dated November 17, 2014 – ARM Ecosystem Showcases HPC Innovations at SC14 Conference

7.	Press release dated November 27, 2014 – Listing Rule 9.6.14(2) Disclosure

8.	Press release dated November 28, 2014 – Holding(s) in Company

9.	Press release dated December 01, 2014 – Holding(s) in Company

10.	Press release dated December 01, 2014 – ARM Holdings plc – Voting Rights and Capital

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2014
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

TSMC Honors ARM with Partner Award for Fifth Consecutive Year

03 November 2014

What: ARM has been honored with the Partner Award from TSMC for the fifth consecutive year in recognition of outstanding partner performance. ARM received the award during the recent 2014 TSMC Open Innovation Platform® Ecosystem Forum for its foundation intellectual property (IP), including ARM® Artisan® physical IP, standard cells, input/output (I/O), and other fundamental building blocks for system-on-chip (SoC) design.

Why: The award is based upon customer feedback, TSMC9000 compliance, general support, number of tape outs and number of wafers shipped. ARM and TSMC continue their collaboration to ensure customers achieve volume production of SoCs in advanced silicon process nodes for mobile, enterprise and Internet of Things applications that demand high-performance and energy-efficient designs.

Having successfully scaled from 20SoC to 16FinFET, ARM and TSMC recently announced that they will collaborate again for 10FinFET. This early pathfinding work will provide valuable learning to enable physical design IP and methodologies in support of customers to tape-out 10FinFET designs as early as Q4 2015.

Who: ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

Ends

Item 2

ARM Holdings plc

12 November 2014

ARM Holdings plc (the "Company") announces that on 11 November 2014 Antonio Viana (who is a PDMR of the Company) sold 527 shares at a price of 864.3 pence per share.  His total resultant shareholding is 53,765 shares

ENDS

Item 3

ARM Holdings plc

12 November 2014

ARM Holdings plc (the "Company") announces that on 11 November 2014 Antonio Viana (who is a PDMR of the Company) sold 527 shares at a price of 864.3 pence per share.  His total resultant shareholding is 53,765 shares

ENDS

Item 4

ARM Holdings plc

14 November 2014

ARM Holdings plc (the "Company") announces that its Share Schemes Committee has approved an award of 52,601 restricted stock units under the Company's Employee Equity Plan (the "Plan") in favour of Philip Davis, who joined on 1 September 2014 and is a PDMR of the Company.  The effective date of the award is 12 November 2014.  Subject to the rules of the Plan, the restricted stock units will vest as Ordinary Shares at the rate of 25% on each of 12 November 2015, 2016, 2017 and 2018.

The mid market closing price on 11 November 2014, being the business day prior to the effective date of this award, was 874.5 pence per share.

 In addition, on 12 November 2014, Jennifer Duvalier, who is a PDMR of the Company received 18,957 shares under the Plan, of which 8,910 shares were sold automatically at a price of 863.4 pence per share in order to meet tax liabilities.  Her total resultant holding is 10,047 shares.

ENDS

Item 5

ARM HPC Ecosystem Continues to Build Momentum with Introduction of PathScale EKOPath Compiler

17 November 2014

Cambridge, UK, 17 November, 2014 - ARM ecosystem partner PathScale today announced the upcoming availability of its EKOPath Compiler for ARM®-based servers in high-performance computing (HPC) applications. EKOPath compiler supports SIMD and AES instructions in addition to C99, C++ 2003, C++11, Fortran 90/95, and partial support for Fortran 2003 and 2008. The BLAS libraries have also been ported and optimized for the ARMv8-A architecture to provide developers with the framework to create ARM-based solutions for HPC applications.

"ARM is committed to helping its silicon partners address the HPC market opportunity," said Lakshmi Mandyam, director, server systems and ecosystems, ARM. "The availability of PathScale's EKOPath Compiler underscores the continued growth of ARM's HPC ecosystem and the demand for ARM-based servers from within the HPC community. This announcement enables our partners to accelerate the deployment of the ARM-powered solutions in the HPC world."

The alpha version of the compiler and libraries will be available for customer evaluation in December 2014.

"We are pleased to provide the ARM HPC ecosystem with our new EKOPath compiler," said Christopher Bergstrom, chief technology officer, PathScale. "Our C/Fortran compiler and BLAS libraries optimized for the ARMv8-A architecture will help increase the pace of innovation for ARM partners working in HPC applications."

ARM's HPC ecosystem partners will be exhibiting, speaking and demonstrating their latest ARM-based technology in ARM booth #3458 at the International Conference for High Performance Computing, Networking, Storage and Analysis (SC14) November 17-20, 2014, in New Orleans, LA. Pathscale will showcase their new EKOPath compiler in the ARM booth on Tuesday, November 18.

ARM Partner Quotes

Applied Micro:

"Applied Micro is in support of ARM's investment in HPC efforts with Pathscale," said Rohith Pai, vice president, business development, Applied Micro. "Providing a commercial compiler for C and Fortran that is optimized for ARM-based SoCs and 64-bit architecture will be key for development within the ecosystem."

Cavium:

"Cavium is excited to partner with ARM and Pathscale to deliver the compiler features and optimizations required for advanced computing workloads. Pathscale's technology will enable end users to fully benefit from the high performance capabilities of ThunderX such as our 48 core implementation of ARMv8 with dual socket cache coherency support," said Larry Wikelius,

Director Thunder Ecosystems and Partner Enablement at Cavium. "This collaboration is another example of the momentum and growth of the ARMv8 software ecosystem."

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

Item 6

ARM Ecosystem Showcases HPC Innovations at SC14 Conference

17 November 2014

What: ARM and the ARM® Connected Community will demonstrate how the ecosystem's technology is leading innovation in the high-performance computing (HPC) industry, including delivery of ARM's latest 64-bit ARMv8-A architecture for HPC servers.

Where: ARM booth #3458, SC14, Ernst N. Morial Convention Center - New Orleans, LA, USA

When: Conference - Nov. 16-21 + Exhibition - Nov. 17-20, 2014

Why: Attendees can learn how ARM works with the ARM Connected Community to enable leading platform and SoC partners with ARM-based technology that is optimized for a wide variety of HPC applications that demand high-performance and energy-efficiency.

ARM Partner Demo Showcase includes:

Tuesday, Nov. 18

•	Cirrascale - highlighting its RM1905D with two 64-bit ARM-based servers
•	E4 Computer Engineering - displaying its short depth, 1U rack server
•	PathScale - demonstrating its EKOPath compiler for ARMv8 architecture

Wednesday, Nov. 19

•	SoftIron - showcasing its APM6408.2 server motherboard with integrated security and packet processing
•	MiTAC (Tyan) - presenting its high-density/performance 64-bit ARM-based servers

Thursday, Nov. 20

•	SoftIron - showcasing its APM6408.2 server motherboard with integrated security and packet processing
•	Cirrascale - highlighting its RM1905D with two 64-bit ARM-based servers

ARM Partner Theater Schedule:

The ARM booth will host daily presentations by ARM and its partners discussing HPC technologies and trends. Visit ARM booth #3458 for a complete schedule.

ARM at SC14:

ARM experts will be presenting at the following events during the conference.

•	Tues, Nov. 18, 11am: Exhibitor Forum: E4-ARKA: ARM64+GPU+IB is Here presented by E4
•	Wed, Nov. 19, 4pm: Exhibitor Forum: Innovation and the Role of ISA

•	Wed, Nov. 19, 3:30pm: Panel Session: Future of Memory Technology for Exascale and Beyond
•	Thurs, Nov. 20, Noon: Nvidia Booth #1727: The ARM Ecosystem from Sensors to Supercomputers

Over 20 ARM Connected Community partners will be exhibiting at SC14 this year and participating in an ARM Partner Passport Program on the show floor. Visit the ARM ecosystem partners and pick up a passport to be entered into the daily raffle prize drawings. For more information and drawing times, stop by ARM booth #3458.

Who:

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

Ends

Item 7

ARM Holdings plc

27 November 2014

Listing Rule 9.6.14(2) Disclosure

ARM Holdings plc (the "Company") announces that Andy Green, who is a non-executive director of the Company has been appointed as a non-executive director of Avanti Communications Group plc with effect from 27 November 2014.

This notice is given in accordance with Listing Rule 9.6.14(2).

ENDS

Item 8

ARM Holdings PLC

28 November 2014

For filings with the FCA include the annex
For filings with issuer exclude the annex
TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):iv	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached: v	25 November 2014

6. Date on which issuer notified:	26 November 2014
7. Threshold(s) that is/are crossed or reached: vi, vii	Below 3%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Shares (GB0000595859)	41,515,126	41,515,126			41,205,039		2.936%
ADRs (US0420681068)	270,600	811,800			811,800		0.058%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
42,016,839	2.994%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:
15. Contact telephone number:

Note: Annex should only be submitted to the FCA not the issuer
Annex: Notification of major interests in share

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	The Capital Group Companies, Inc.
Contact address (registered office for legal entities)	333 South Hope Street, 55th Floor Los Angeles, California 90071
Phone number & email	(213) 615-0469 & GRGroup@capgroup.com
Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable
Full name	Vivien Tan
Contact address	333 South Hope Street, 55th Floor Los Angeles, California 90071
Phone number & email	(213) 615-0469 & GRGroup@capgroup.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax: (213) 615-4056

C: Additional information

For notes on how to complete form TR-1 please see the FCA website.

As of 25 November 2014

 ARM Holdings plc

	Number of Shares	Percentage of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	42,016,839	2.994%

Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company	4,889,700	0.348%

Capital International Limited	471,800	0.034%

Capital International SÁrl	569,400	0.041%

Capital International, Inc.	341,600	0.024%

Capital Research and Management Company	35,744,339	2.547%

This information is provided by RNS
The company news service from the London Stock Exchange

END

Item 9

ARM Holdings PLC

1 December 2014

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 30 November 2014 consists of 1,412,093,221 ordinaryshares of .05 pence each with voting rights.  ARM Holdings plc currently holds 7,852,543 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,404,240,678.

The above figure 1,404,240,678 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End

Item 10

ARM Holdings PLC

1 December 2014

ARM Holdings plc - Voting Rights and Capital

In  conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 30 November 2014 consists of 1,412,093,221 ordinaryshares of .05 pence each with voting rights.  ARM Holdings plc currently holds 7,852,543 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,404,240,678.

The above figure 1,404,240,678 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End